INVEST IN **GAMEAPART**

Party games and teambuilding for any virtual hangout platform

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GameApart

gameapart.com   Huntington Beach CA

Technology   Software   Entertainment   B2B   Games

LEAD INVESTOR



Ryan Linton Former VP of Revenue for Zynga and CEO of Betable

I've seen first hand what can happen in the gaming space when you hit a new niche with a "right product, right time" combo. The GameApart team is hitting on some once-in-a-lifetime trends with the explosion of virtual hangouts, remote work, and birth of Zoom, Teams, and other collaboration platforms as new social ecosystems. On top of that I know James (the founder) and some of his team, and have total confidence in their ability to execute on this!

Invested $7,500 this round

Highlights

Highlights

1. 💰 Raised $500k to date
2. 📈 10k early adopters and some of the world's biggest companies signed up; CAC of $1.45/new user
3. 🤝 5 game makers (partners) onboard; had to stop signing more until funds are raised
4. 💸 Founder has a prior successful exit (M&A Advisor's "Deal of the Year" for 2018)
5. 🕹 Former VP of Revenue @ Zynga advising on monetization/growth
6. 🛡 Participating in accelerator program (Newchip)
7. 💥 300M people meeting on Zoom daily, Google Meet has around 100M

Our Team



James Simmons Founder & CEO

Second time CEO with prior exit; last startup sold in a deal M&A Advisor named "Deal of the Year" in 2018, for a blockchain voting company servicing the Oscars, Emmys, and the United Nations. Extensive tech/product background and startup advisor.



Justin Simmons Co-Founder & CTO

Deep gaming experience, hard-core engineer (TWO Masters in Engineering degrees), worked the Disney/Fox merger.

We connect board & party gamemakers to Zoom users ready to play 🎯




GameApart
BUZZED!

GameApart is a 2-sided marketplace that connects board/party game makers to remote workers & digital natives.

To play, a host goes to our site, starts a game, and shares their screen over Zoom, Teams, Meet, or any other video conferencing platform. Everyone then joins and uses their phone as their hand of cards, drawing pad, controller, trivia card, etc. The games they can choose from come from our game maker partners; we already offer 8 games with 2 more currently in development and 10 more in the pipeline.

Zoom reports 300 million daily meeting participants. Microsoft Teams reports 145 million daily active users, and Google Meet has around 100 million. This is a MASSIVE ecosystem of people staring at each other through screens every single day.

The Problem

Virtual hangouts–at work or at home–are here to stay. We spice them up.

We're a team of engineers. So, while we're used to spending time in the virtual world, 2020 tested our limits as much as everyone's. Virtual hangouts became a necessary part of life, and even as COVID recedes, we see that this trend was here to stay: remote work is exploding, friends & family are moving further away & LIFE is just plain busy.


AT WORK
TEAM MEETINGS HAVE MOVED TO VIDEO CALLS
51%
of global knowledge workers will work remote by the end of 2022, up 27% from 2019
&
81%
of people have been on a virtual hangout in the last 90 days
AT HOME
MORE & MORE INTERACTIONS HAVE MOVED ONLINE TOO

One day last year, in what must have been our 50th Zoom call of the week, sitting around staring at each other (with drinks in hand) we went looking for a platform for playing games over Zoom... and were kind of surprised to find it didn't exist! So we built it.



Our Solution

*We needed a platform to keep online interaction fun without diminishing the communication, connection, and bonding of in person events...so we **built it!***


GAME MAKERS
(CONTENT PARTNERS)
+
TARGETTED ORIGINAL CONTENT
GameApart
Taking Game Night Digital
Join a Game
My Profile
How it Works
Host a Game
Activate Code
USERS
Digital Natives
Remote Workers
Distant Friends & Family

A two-sided marketplace for board/party game makers and remote workers/digital natives.

We've built it, and so far users love it!


Are you loving GameApart so far?
87% of users say "yes" after playing
Love the gifs on Gifs Against Humanity! Super fun variety of games and easy to play
Google Play
Lindsay Williams
pgous
Great game to play with friends!
I had the pleasure of trying out this game with a group of friends during a twitch stream. The available games are so fun and I felt like everyone was over at my house for a game night. I'm excited for the upcoming games and to keep playing with my friends and fam!
Apple App Store
Google Play Rating 4.6
App Store Rating 4.6

PLATFORM IS BUILT

- Available in the market (iOS + Android)
- Perfected the game creation process
- 8 games live (2 in development)
- Integrations to popular platforms (Zoom, etc.)

We're live now, with 8 games available (12 if you count different editions for work, families, and so on), 2 more in development and another 12 in the pipeline. Our platform isn't theoretical or a prototype, but available for teams, friends, and family today!

ACQUIRED EARLY USERS

- 10,000 sign-ups
- 71% activation (play a game) rate
- $2.15/sign-up

Now we're engineers, not game designers. So, we've built a technology platform for games, teambuilding activities, and other events over Zoom. It's infinitely scalable, fast, and incredibly easy to use. So much so in fact that 71% of all users that download our app go on to play a game, which is almost unheard of in the gaming space. We're just getting started, but our sign-up cost is already at just over $2.

CONTENT PARTNERS ARE ONBOARD

- Closed 5 game partners
- Developed partnership model
- Building cross-marketing capability
- At capacity (12 month backlog)

Since we aren't game makers, we've built out a partnership program with independent party game creators to license their bestseller titles and put them onto our platform – essentially, we're building the Netflix of party games! We've got five partners onboard so far, licensing twelve games, and have actually had to stop signing anymore until we can increase our development capacity.

How it Works


1. GATHER YOUR PEOPLE
Go to www.gameapart.com, click "Start Game", and share your screen.
2. SELECT A GAME
Games in the Teambuilding category are confirmed "safe for work".
3. CONNECT TO THE GAME
Each player joins via the GameApart app on their phone.

The way it works is straightforward: a host goes to our site, starts a game, and shares their screen over Zoom, Teams, Meet, or any other video conferencing platform. Everyone then joins and uses their phone as their hand of cards, drawing pad, controller, trivia card, etc.

You'll probably recognize our take on Cards Against Humanity (but with GIFs, obviously, because we're digital and can do that!).


Mobile app acts as each player's hand or controller
Web-based "tabletop" shared over any video conferencing platform
zoom
Google Meet
Microsoft Teams
cisco Webex
slack
*Patent Pending

The Market

So the obvious question is, how much money can we make at this?

Well, we sit at the convergence of several markets: mobile gaming is a $98bn space, with casual games representing 68% of the market; enterprise collaboration is a $47bn market; and board/card games are another $16bn and ripe for digitization in the same vein as DVDs have gone to streaming and books to e-readers. At a macro level, the market we're tackling is huge. More specifically, we've built a platform that is a union of "virtual team building", "games over zoom", and "party game subscriptions", and we look at our market across two segments, B2B and B2C.


TEAMBUILDING MARKET (B2B)
US working age population
205M
77%
are participating in the workforce as of July 2021
205M x 77% =
157M
53%
will be remote some or all of the time by 2022
157M x 53% =
83M
BUSINESS USERS
$20.00
Average Revenue Per User (ARPU)
$1.8 billion
SERVICEABLE AVAILABLE MARKET

On the B2B front, with 157M people participating in the US workforce and recent projections showing 53% will be working remotely (at least part of the time) by next year, we have a potential user base of 83 MILLION people, at an ARPU (average revenue per user) of $22, giving us a B2B segment size of $1.8bn.


CONSUMER MARKET (B2C)
Smartphone users in the US
260.2M
81%
have participated in a virtual hang out as of March 2021
260.2M x 81% =
211M
80%
want to play games over a virtual hang out
211M x 80% =
169M
CONSUMER USERS
$12.32
Average Revenue Per User (ARPU)
$2.1 billion
SERVICEABLE AVAILABLE MARKET

On the B2C side, out of 260M smartphone users in the US, 81% are **participating in non-work "virtual hangouts"**, and of those 80% **say they'd like to play games** during them (based on three rounds of market research covering 1500 people). This equates to a potential consumer user base of 169 MILLION people, at an ARPU of $12.32 (consumers will pay less, especially since many will be ad-based), and a segment size of $2.1bn.

Since we know there's some overlap between business and consumer users, but we aren't sure how much yet, we think our serviceable market is between **$2.1-3.9 BILLION / YEAR** in the United States alone.

Now, there's absolutely competition out there. But none of them are quite like us. Our competition falls into two main categories:

- Other "platforms" that may provide a library of games and work over a video call, but run expensive, hard-to-use platforms with legacy technology and—frequently—building their own games from scratch.
- Service providers, who are actually offering their time—hosting a trivia contest, a murder mystery, or a virtual escape room—rather than a technology platform.


PLATFORM
We're the only true platform in the "games over Zoom" space, combining cutting-edge technology, an IP/licensing strategy, and marketplace approach
PRICE
Our scalable technology works on any video conferencing or collaboration system (with integrations to several) and supports rapid development and hosting of games and virtual activities
PLAYABILITY
Unlike most competitors, our platform works IN PERSON, VIRTUALLY, and in a mix of both. Our apps are highly reviewed, and 71% of new users go on to play.

Ultimately our differentiation against any competitor out there comes down to our platform approach and the unbeatable technology we bring to bear, the partnership model and partnerships we've brought on, and the playability of our system, which was born out of real-world frustrations faced by our founders.

	GameApart	Houseparty	jackbox games	Tabletop Simulator	Board Game Arena	backyard	Brightful	CrowdParty	TriviaHub
BUILT-IN VIRAL GROWTH POTENTIAL	✓	✓				✓			
PLATFORM ("NETFLIX") APPROACH	✓	✓		✓	✓				
PARTNER LICENSING PROGRAM	✓	✓		✓	✓				
PLATFORM AGNOSTIC	✓						✓	✓	
FREEMIUM/AD-BASED OPTION	✓	✓			✓	✓	✓	✓	
SUPPORTS IN-PERSON PLAY	✓		✓				✓	✓	
CUSTOMER MODEL	B2C, B2B2C	B2C	B2C	B2C	B2C	B2B, B2C	B2B	B2B	B2B
PRICING	$15-24/yr.	Free	$12-20/game	$20+per game	$24-48/yr.	TBD	$150-348/yr.	$48-360/yr.	$250/event



Acquired – Epic Games
Acquired – Asmodee
Acquired – Discord

Business Model

Our business model is simple. For businesses, we're a simple SaaS subscription, with companies signing up and buying licenses for their employees, either $2/employee/month or $20/employee/year, using budgets that in a pre-COVID world would have gone to monthly team lunches, happy hours, or outings.



WE ACQUIRE ACCOUNTS
B2B sales process
+ Replace traditional in-person teambuilding activities
+ Free trial
Develop partner channels
+ Build out integrations to popular platforms (Zoom, Slack, Teams, etc.)
WE MONETIZE ALL USERS
Business monetization:
+ SaaS subscription ($2/employee/mo.)
+ Business-specific features
- Safe-for-work content
- Hosted games
- Usage analytics
- Integrations
SOME B2B USERS PLAY W/ FRIENDS & FAMILY
Viral acquisition model
+ Business hosts receive unlimited personal use as a benefit/perk
+ Hosts invite friends/family/ coworkers to become players
+ Some of these players become hosts themselves (continuing the growth)
Acquired Account
Recruited Host
Recruited Player

For consumers, which represent our longer term growth, the acquisition is a little more complicated but brings in a strong viral element. We acquire an initial host who then goes on to invite their friends and family on to the platform. Anyone can join any game at any time by accepting a rewarded video ad, or can subscribe to the platform for $10/year or $3/quarter to get out of the ads and access premium features. Obviously some of the invited players will go on to host games themselves, perpetuating the viral growth cycle; we're already seeing an average of 4.2 invites/host, and we're just getting started!



Organic
WE ACQUIRE HOSTS
Multiple acquisition channels
+ Direct marketing
+ Through partners (game creators)
+ Group-based (B2B)
+ Organic
Loss leaders
HOSTS RECRUIT PLAYERS
Viral acquisition model
+ Hosts invite friends/family/ coworkers to become players
+ Some of these players become hosts themselves (continuing the growth)
WE MONETIZE HOSTS AND PLAYERS
Monetize through
+ Ads (all games can be played for free)
+ Optional subscription (with added features)
Priced as a convenience buy (ARPU $12/year)
Acquired Host
Recruited Host
Recruited Player

Financial Plan

We hope to achieve critical mass of users in 2022, breakeven in 2023, and scale to **$99.6M in annual revenue @ 28% EBITDA by 2025**



Revenue
Total Revenue (T12M)
Monthly Active Users (MAU)
Users
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
ACQUISITION
MONETIZATION
SCALE
Positive Cashflow (May '23)

	2021	2022	2023	2024	2025
Monthly Active Users	7,026	221,900	1,287,796	3,169,705	5,863,908
Total Revenue	$3,363	$957,635	$14,717,285	$47,888,236	$99,598,091
Cost of Sales	$68,196	$844,950	$10,408,780	$31,227,221	$64,319,399
G&A	$734,839	$1,838,604	$3,549,766	$5,895,822	$7,688,456
EBITDA	[illegible]	[illegible]	$758,738	$10,765,192	$27,590,234

We've spent this year building our platform, figuring out how to acquire users, sign partners, and implement their games. Next year we'll start ramping up, with over 200K monthly active users (MAU) and just under $1mm in revenue, and we believe we will become profitable in mid-2023. Then we combine our outstanding long-term unit economics and viral growth potential to build a very profitable business over the next four years, targeting $99.6mm in revenue at 28% EBITDA—and that's assuming our users only play twice a month and that we don't branch into original content! We're VERY confident we can build this into a profitable business either to build out long term or to be acquired into a company in the collaboration or gaming space. (However, projections are not guaranteed.)



Cohort Economics*
1 acquired host = 11.2 MAU
$15
HAC (host acquisition cost)
Effective Unit Economics*
1 MAU
CAC
$1.34


$108
ARPC
(annual revenue per cohort)
$360
LTV
(cohort)
ARPU $9.66
Annualized retention 70%
LTV $32.14
LTV:CAC = 24
* At end of Phase 3 (Feb. 2023)

This section includes forward-looking projections that cannot be guaranteed.

Our Team

Our rock-star team has been through multiple successful exits (including as CEO), includes multiple founders, marquee brands, gaming experience, and have all worked with our founder (and in many cases each other) on other projects.


Founders
James Simmons
Founder & CEO
Justin Simmons
Co-Founder & CTO
Fractional Executives
Lee Bellon
CMO
Bill Kuncz
CFO


Core (Founding) Team
Stefanie Histed
Marketing
Holly Scott
Game Production
Giovanni Hernandez
Development
Creighton Pyles
Design

The most important (and impressive) part of the company is the team behind it:

- **James Simmons**, our Founder and CEO, has a prior successful exit as CEO of Everyone Counts, a blockchain elections company working to change the world on one end with multiple countries, US states, and UN agencies on one hand and making money servicing the private sector with client including the Oscars, the Emmys, and three of the Big Four accounting firms. Before selling Everyone Counts in a deal M&A Advisor named Corporate/Strategic Deal of the Year for 2018, James spent 10 years in startups running progressively larger technology and product shops, including Head of Engineering at LegalZoom.
- The rest of our leadership team includes **Justin Simmons**, our Co-Founder & CTO, who's leveraged his experience in the gaming space (both personal and professional), the entertainment industry (one of his last projects was the Disney/Fox merger), and two Masters of Engineering degrees to lead the development of our platform; **Lee Bellon** our fractional CMO; and **Bill Kuncz** to keep us in line as our fractional CFO. In addition to all having worked with James on other projects, each of these leaders has been a founder or has other exits under their belt, bringing a wealth of experience to the team.
- Rounding out our core founding team is **Stef Histed**, marketer extraordinaire, **Holly Scott**, game producer and owner of hundreds upon hundreds of board/card/party games, **Giovanni Hernandez**, one-man development army (backed up by our offshore contract team), and **Creighton Pyles**, rockstar designer.


Key Advisors
Ryan Linton
Formerly CEO @ Betable,
VP of Revenue @ Zynga
Steve Barnes
CEO @ Neddy Games
(Game Publisher)
Adrian Walters
Principal @ Prodo Group
(Social / Digital Agency)

Our advisors include **Ryan Linton**, for VP of Revenue at Zynga, helping us figure out how to build a mobile gaming giant and make money doing it; **Steve Barnes**, founder of Neddy Games, one of our first game maker partners helping us figure out the ins and outs of the industry; and **Adrian Walters**, principal and owner of the Prodo Group, who's helping us get our ad game together.

Most important of all, pretty much everyone on this team has worked with our founder (and in some cases, each other) over the years. This is a team that knows one another and knows how to win together!

The Vision


TODAY
An app for casual games in a virtual
TOMORROW
A social network that works
AFTER THAT
An immersive platform where


hangout, teambuilding meeting, or happy hour
zoom
seamlessly within business & consumer ecosystems to facilitate connection: together or remote
tv Roku firetv
hopin miro
physical and virtual interactions—both work and social—seamlessly come together in a way that preserves the intimacy and connection of sitting around a table regardless of where people are

Forward-looking projections cannot be guaranteed.

We set out to build a platform for teambuilding activities and casual games over Zoom (or Teams... Meet... Messenger Rooms... Slack... Discord... WebEx... GoToMeeting... Discord). Turns out it works just as well around the living room (or bar) TV with a FireTV, Roku, AppleTV, ChromeCast, etc.

But we're quickly evolving into a social network all on our own, with direct integrations to Zoom (live now), and Slack/Teams/Facebook in the pipeline to instantly connect with your coworkers, family, or friends (or make new ones!) and join in to this ecosystem of over 545 million people connecting over video each and every day. As that space evolves, we will too, moving into more immersive and fulfilling ways to bridge the gap between in-person and virtual meetings and bringing the intimacy and connection of sitting around a table regardless of where you physically are.


The Ask


Misc/
Contingency
9%
Sales &
Marketing
26%
G&A
13%
WE ARE RAISING
$1.7M
Operations
10%
Product Development
42%

We're raising $1.7-2.5M for our seed round (with a maximum of $250k sourced through Wefunder) with the majority of funds going into Product Development (42%) and then Sales and Marketing (26%). With these funds, which will give us 12-15 months of runway, we'll hit key milestones of >340K Monthly Active Users and >$250k MRR, while building out our content library and partnership base.

We'd love to have you in our corner!


OUTCOMES
341K Monthly Active Users (MAU)
$288K Monthly Recurring Revenue (MRR)
200 B2B companies
22 new games/activities + 5 new partnerships
ACTIVITIES
Support 12-15 months runway
Integrations (Zoom, Slack, Teams, FireTV, Roku)
Key hires and capacity scale-up
Sales and marketing to build user base

Forward-looking projections cannot be guaranteed.

Downloads

GameApart Seed 11.10 WF.pdf